                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                         ISSUER TENDER OFFER STATEMENT

                                SCHEDULE 13E-4


                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 7)


                        CinemaStar Luxury Theaters, Inc.
                                (Name of Issuer)

                        CinemaStar Luxury Theaters, Inc.
                      (Name of Person(s) Filing Statement)

                Redeemable Warrants Expiring on February 6, 2000
                         (Title of Class of Securities)
                                 172-44-C-11-1
                     (CUSIP Number of Class of Securities)

                             Ronald P. Givner, Esq.
                     Jeffer, Mangels, Butler & Marmaro LLP
                            2121 Avenue of the Stars
                         Los Angeles, California 90067
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)


                               September 24, 1996


                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

Calculation of Filing Fee

-----------------------------------------------------------------------------
            Transaction Valuation              Amount of Filing Fee
                $35,437,500*                     $7,087.50 - paid
-----------------------------------------------------------------------------

        [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the



*/ The Redeemable Warrants are being modified to allow for the exercise at $4.50* per Redeemable Warrant for one share of Common Stock and one Class B Warrant. Pursuant to Rule 457(g), the filing fee is based on the market price for the Common Stock ($7.50) as determined by Rule 457(c) and Rule 0-11(a)(4), times 4,735,000 Redeemable Warrants.

*  Estimated for purposes of calculating the filing fee.

offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. CinemaStar Luxury Theaters, Inc. Form SB-2 Registration Statements (333-4422) filed May 3, 1996 and Form SB-2 Registration Statement (33-86716).



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          The purpose of this Amendment is to report that the offer subject to this Schedule 13E-4 terminated on November 15, 1996 and approximately 225,438 Redeemable Warrants were exercised and the Registrant issued upon such exercises approximately 225,438 shares of Common Stock and approximately 225,438 Class B Redeemable Warrants.





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                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 18, 1996              CINEMASTAR LUXURY THEATERS, INC.


                                       By: /s/ John Ellison, Jr.
                                          -------------------------------
                                           John Ellison, Jr.
                                           President





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